February 14, 2005



Ms. Melissa M. Walsh
Staff Accountant
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

       RE:      Viper Networks, Inc.
                Form 8-K, Amendment No. 3 filed February 14, 2005
                File No. 000-32939

Dear Ms. Walsh:

In accordance with your request and on behalf of Viper Networks, Inc., allow this letter to provide the Company's acknowledgment that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form 8-K, Amendment No. 1 filed February 14, 2005;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I understand that you have noted the Company's prior filing of Amendment No. 1 to the previously filed Form 8-K regarding a change in the Company's independent auditors.

If you have any questions or if I can help you further, please contact me. Thank you for your comments and assistance.

                                     Sincerely,

                                     /s/ Paul E. Atkiss

                                     Paul E. Atkiss,
                                     Chief Financial Officer
PEA:
cc: file